

September 21, 2010

By U.S. Mail and facsimile to (949) 417-1399

Mr. Kevin M. Bridges, Chief Financial Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, CA   92618

> **Re: Shopoff Properties Trust, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File No. 333-139042**

Dear Mr. Bridges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures

1. We note that you determined your disclosure controls and procedures were effective as of December 31, 2009. From your registration statement (File No. 333-139042), we note that you undertook to consolidate your sticker supplements into a post-effective amendment every three months. It appears that no post effective amendment was filed between September 2009 and March 2010. Please tell us how you complied with the noted undertakings, included pursuant to Section 20.D. of Industry Guide 5. If you determined that you have not complied

with your undertaking, please tell us how you evaluated the effectiveness of your disclosure controls and procedures in light of this omission.

Consolidated Statements of Cash Flows, page F-6

2. We note your disclosure in note 3 on page F-20 that you recognized accrued interest receivable of $324,648 on the two Aware Notes which is included in the basis of the property obtained in payment of the notes. We also note your disclosure on page 50 that you recognized accrued interest and loan fees receivable aggregating $104,345. Please explain to us your basis for presenting these items in investing activities rather than as adjustments to net income. Refer to ASC 230-10-45-28.

Note 7. Other Related Party Transactions, page F-29

3. We note your disclosure that organizational and offering costs reimbursed to the Advisor were netted against additional paid-in capital. Please tell us the amount of organizational costs you have recognized, and your basis for charging organizational costs to additional paid-in capital rather than expense. Refer to ASC 720-15-25-1.

Exhibit 31.1 and 31.2 – Section 302 Certifications

4. Please refer also to your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 in addition to your Form 10-K. We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please file amendments that include the entire periodic reports and new certifications that exclude the title of the certifying individual from the opening sentence.

Exhibit 32.1 and 32.2 – Section 906 Certifications

5. Please refer also to your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 in addition to your Form 10-K. We noted that item ii. of your certifications do not indicate whether the information contained in the report fairly presents, in all material respects, the results of operations of the issuer. Please file amendments that include the entire periodic reports and new certifications that include the referenced language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief